[Letterhead of Orrick, Herrington & Sutcliffe LLP]

Lewis S. Malakoff (206) 839-4340 lmalakoff@orrick.com

February 7, 2007

VIA FACSIMILE (202) 772-9217 AND EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Song P. Brandon, Esq

Re:	Targeted Genetics Corporation
Registration Statement on Form S-3 File Number 333-140187

Dear Mr. Riedler:

This letter sets forth the response of Targeted Genetics Corporation, a Washington corporation (the “Company”), to the comments set forth in the Staff’s letter dated February 2, 2007 in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2007. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. In addition, we have attached as Exhibit A to this letter, a copy of the changed pages to the signature page of Registration Statement showing the changes that the Company proposes in response to the Staff’s comments. Upon approval of the Staff, we will file an amendment to the Registration Statement (“Amendment No. 1”) incorporating these changes, and, as discussed in telephone communications with the Staff, changes to the section of the Registration Statement entitled “Selling Shareholders” to incorporate information received from the Selling Shareholders since the filing of the Registration Statement.

Comment No. 1

We will be monitoring your registration statement for resolution of your pending confidential treatment requests. All comments will need to be fully resolved before we take final action on the registration statement.

Mr. Jeffrey P. Riedler

February 7, 2007

Response No. 1

Pursuant to telephone communications with the Staff, we understand that the Company’s outstanding confidential treatment requests have been granted by the Staff.

Comment No. 2

Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Response No. 2

David J. Poston is the principal financial officer and chief accounting officer of the Company. The signature page to Amendment No. 1, attached as Exhibit A hereto, reflects that Mr. Poston holds both titles.

Please do not hesitate to contact me with any questions or comments.

Very truly yours,

/s/ Lewis S. Malakoff
Lewis S. Malakoff

cc:	David J. Poston, Targeted Genetics Corporation
Stephen M. Graham

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on the 8th day of February, 2007.

TARGETED GENETICS CORPORATION

By:	/s/ H. Stewart Parker
H. Stewart Parker President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated below on the 8th day of February, 2007.

Signature	Title

/s/ H. Stewart Parker	President, Chief Executive Officer and Director
H. Stewart Parker	(Principal Executive Officer)

/s/ David J. Poston	Vice President Finance and Chief Financial Officer
David J. Poston	(Principal Financial and Accounting Officer)

* /s/ Jack L. Bowman	Director
Jack L. Bowman

* /s/ Jeremy L. Curnock Cook	Director
Jeremy L. Curnock Cook

* /s/ Joseph M. Davie	Director
Joseph M. Davie

* /s/ Roger L. Hawley	Director
Roger L. Hawley

Director
Nelson L. Levy

* /s/ MICHAEL S. PERRY	Director
Michael S. Perry

* By:	/s/ David J. Poston	Attorney-in-Fact
David J. Poston